Exhibit 1.1

NXP and JAC Capital Complete Bipolar Power JV Following Regulatory Approvals

Global Joint Venture Starts Operations as WeEn Semiconductors

Eindhoven, Netherlands, Nov. 9, 2015 - NXP Semiconductors N.V. (NASDAQ: NXPI) and Beijing JianGuang Asset Management Co. Ltd (JAC Capital) today announced that they have completed the transaction under which it established Bipolar Power joint venture (JV) WeEn Semiconductors in China following the clearance of regulators. The intention to establish this JV was originally announced on February 19, 2015.

WeEn combines NXP’s advanced technology from its Bipolar Power business line with JAC Capital’s strong connections in the Chinese manufacturing network and distribution channels to lower manufacturing costs and boost profit margins of high end electronic products in China. JAC Capital has a 51% stake in WeEn while NXP owns the remainder.

WeEn will seek to capture the opportunities arising from China’s growing demand for electronic products in the consumer, automotive, smart manufacturing and medical equipment sectors. Current Chinese government policies provide great incentives to the high tech sector, including semiconductors, which will accelerate the growth of the industry in the next few years.

“The completion of this transaction marks another step in NXP’s efforts in China, an electronics market which offers outstanding growth opportunities,” said Frans Scheper, executive vice president and general manager of the Standard Products business, NXP Semiconductors. “With JAC Capital as partner we will be able to gain further market reach as a genuine Chinese business, allowing us to provide the best possible customer support to our global customer base and offer the greatest competitive advantages.”

William Sun, the general manager of JAC Capital said: “The completion of this deal is a significant milestone for Beijing Jianguang’s investment in the semiconductor industry. It is a great achievement from the cooperation between JAC Capital and NXP. With NXP’s leadership in the semiconductor industry and our strong local network, jointly we can provide the financial and industrial support to WeEn allowing it to rapidly develop its operations. This will not only be beneficial for both parties but will also greatly promote China’s local industry and economy.”

In addition to the today completed transaction, NXP and JAC are in the final stages of the regulatory approval process in respect of the acquisition by JAC of NXP’s RF Power business, which is targeted to close on December 7, next.

About WeEn Semiconductors

WeEn Semiconductors is a global joint venture of Beijing Jianguang Asset Management (“JAC Capital”) and NXP Semiconductors (NASDAQ: NXPI), bridging the gap between the East and West. As the first dedicated bipolar supplier,WeEn Semiconductors is focused on improving and developing a complete portfolio of industry-leading bipolar power products supported by excellent customer support worldwide, and intends to bring the benefits of bipolar technology to new and existing markets. WeEn Semiconductors is registered at Nanchang city which is the capital city of Jiangxi province, China. It fully owns subsidiaries and branches in Jilin city for bipolar production, in Shanghai and the United Kingdom for R&D and production support, in Hong Kong for Sales activities, and in many other countries for sales and customer services, respectively. Find out more at http://www.weensemi.com/

About NXP Semiconductors

NXP Semiconductors N.V. (NASDAQ: NXPI) creates solutions that enable secure connections for a smarter world. Building on its expertise in high-performance mixed-signal electronics, NXP is driving innovation in the areas of connected cars, cyber security, portables & wearables, and the Internet of Things. NXP has operations in more than 25 countries, and posted revenue of $5.65 billion in 2014. Find out more at www.nxp.com

About JAC Capital

Beijing Jianguang Asset Management Co., LTD. (“JAC Capital”) is a subsidiary of JIC Capital. JAC Capital was established for the purpose of investing in the high tech industry including semiconductor, information technology, networking, data service, cloud computing and telecommunications.By taking advantage of theabundant resources in the international financial market, JAC Capital partners with industrial leaders in various sectorsmake investments in the focused high tech industry and the global semiconductors market to support its continuous development.

For further information, please contact:

Investors:	Media:
Jeff Palmer	Joon Knapen
jeff.palmer@nxp.com	joon.knapen@nxp.com
+1 408 518 5411	+49 151 257 43 299